Exhibit 99.1

ALTAGAS ANNOUNCES 2022 guidance, provides update on strategic Priorities and releases 2021 esg report WITh sustainability Goals

AltaGas remains focused on executing its long-term strategic plan to deliver sustainable and compounding value for its stakeholders while setting goals to reduce its carbon footprint and positioning AltaGas for the years ahead.

Calgary, Alberta (December 15, 2021)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) announced its 2022 guidance and outlook; provided an update on its long-term strategic plan, and released its 2021 Environment, Social and Governance (ESG) report, including sustainability goals.

HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

▪	2022 normalized EPS[1] guidance of $1.80 - $1.95 represents approximately nine percent year-over-year growth using mid-point guidance figures.

▪	2022 normalized EBITDA[1] guidance of $1.50 billion - $1.55 billion represents approximately two percent year-over-year growth using mid-point guidance figures. Strong growth in AltaGas’ core Utilities and Midstream businesses are expected to offset lost contribution from the U.S. Transportation and Storage business, which was divested in the second quarter of 2021 and had an outsized contribution prior to its sale.

▪	AltaGas is maintaining a disciplined and self-funded capital program of $995 million in 2022, excluding Asset Retirement Obligations (ARO). The program is largely weighted towards lower-risk organic growth in the Utilities, while Midstream capital is focused on optimization and leveraging the Company’s currently available throughput capacity with potential increases in capital investments, depending on project advancements.

▪	AltaGas remains committed to further reducing its financial leverage and achieving Net Debt[1] to normalized EBTIDA of below 5.0x with the potential to achieve this goal by 2022 year-end on the back of certain asset sales.

▪	AltaGas released its 2021 ESG Report, which includes a number of sustainability goals within the core areas of climate, diversity and inclusion, and safety, a meaningful step to mark its progression along the path of continuous improvement.

▪	AltaGas announced a six percent increase to its anticipated 2022 common share dividend on December 3, 2021. The Company’s forward plan will be to deliver regular, sustainable and annual dividend increases that compound in the years ahead. This includes an anticipated five to seven percent compounded annual growth rate (CAGR) in dividends through 2026 with the mid-point of the range expected to solely be underpinned by anticipated Utilities earnings growth.

▪	Within the Utilities segment the Company anticipates an eight to ten percent rate base CAGR through 2026. Continued expansion and earnings growth is expected to be underpinned by continuing the financial discipline that has been demonstrated in recent years and modernizing the network to improve safety and reliability, reduce operating costs, drive better stakeholder outcomes and provide optionality for the fuels of the future.

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2021, which is available on www.sedar.com.

▪	In the Midstream segment AltaGas is positioned to grow normalized EBITDA at healthy rates through 2026, which will be underpinned by continued optimization, brownfield expansions and eventually larger growth initiatives across the value chain. These efforts will continue to be heavily focused on connecting customers and markets, centered on global exports and support the continued development of the Montney, particularly in Northeastern B.C.

CEO MESSAGE

“We remain focused on advancing our corporate strategy as a leading North American energy infrastructure company, safely connecting customers to reliable and affordable sources of energy, for today and tomorrow and executing our near-, medium- and long-term strategic priorities” said Randy Crawford, AltaGas’ President and Chief Executive Officer. “We expect to close out 2021 with strong operational and financial results that are in line with our 2021 guidance ranges, which we increased in the second quarter of 2021. We have also shown marked progress on our deleveraging goals this year, which have strengthened our balance sheet, improved our financial flexibility, and positioned the Company to continue to execute on the large growth opportunities ahead.

“We are also pleased to share our 2021 ESG Report. I am proud of the strategic advancements we have made as a company this year and the fact that we did so in a manner consistent with our strong environmental, social and governance practices. ESG practices are embedded in all aspects of our business and decision making from risk management to capital allocation and business development. Our business and climate strategies are aligned, and we are committed to doing our part to reduce GHG emissions within the areas we control, and we are setting specific goals to mark the next phase in our journey of continuous improvement.

“It has been approximately three years since we laid out our plan to reposition AltaGas into a lower-risk, high-growth Utilities and Midstream company. Since then, it has been a period of immense transformation and change, where we have delivered industry-leading EPS and FFO per share growth while de-risking our balance sheet and developing a robust future growth pipeline. Through it all, we have been focused on building a sustainable future and investing in better outcomes for all our stakeholders and that will continue to be our focus in the years ahead.

“Our Utilities platform provides us with the opportunity to continue to invest in the safety and reliability of our systems while improving the customer value proposition and lowering costs. Investing in Accelerated Replacement Programs (“ARPs”) drive our visible and resilient earnings growth, which benefits from our persistent regulatory strategy designed to keep our rates current, combined with acute capital discipline, and our progress toward reducing operating costs and leak rates. These investments provide us with visible, lower-risk growth that should increase our rate base by eight to ten percent per annum through 2026. They will also provide AltaGas the foundation for the delivery of carbon-free solutions in the years ahead.

“Our Midstream business is underpinned by our global export strategy and today marks the one-year anniversary since we expanded our export platform through the acquisition of Petrogas. Our increased ownership and the ability to operate Ferndale has provided us with additional scale and has positioned us to realize synergies and increased optionality. The underlying competitive advantage of our distinctive export business is the structural shipping advantage, and it positions us to capture more global market opportunities for our customers.”

2022 GUIDANCE

After delivering an anticipated 22 percent year-over-year increase in 2021 normalized EPS and 15 percent increase in normalized EBITDA using the midpoint of guidance, AltaGas expects to achieve normalized EPS of $1.80 - $1.95 and normalized EBITDA of $1.50 billion - $1.55 billion in 2022, representing approximately nine percent and two percent year-over-year growth using mid-point of guidance, respectively.

Growth in AltaGas’ core Utilities and Midstream businesses are expected to more than offset the lost normalized EBITDA associated with the divestiture of the U.S. Transportation and Storage business, which was completed in the first quarter of 2021 and the business had realized larger-than-normal profits prior to its sale due to short-term commodity price dislocations. Prior to the divestiture, the U.S. Transportation and Storage business had contributed normalized EBITDA of approximately $115 million in 2021.

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Approximately 56 percent of 2022 normalized EBITDA is expected to be generated by the Utilities segment, up from 52 percent in 2021. Utilities normalized EBITDA is expected to grow by 10 percent year-over-year driven by: 1) continued rate base growth through a disciplined capital program, including ARP spending; 2) achieving higher returns on equity through a disciplined regulatory strategy and cost management; and 3) continued customer growth. Approximately 45 percent of 2022 normalized EBITDA is expected to be generated by the Midstream segment representing a decrease of approximately seven percent year-over-year. Outside of the U.S. Transportation and Storage business, the Midstream segment is expected to grow by approximately eight percent, underpinned by higher volumes and utilization at the Company’s existing Northeastern B.C. facilities and two LPG export facilities and higher expected fractionation and global export margins.

2022 CAPITAL

AltaGas' 2022 capital expenditure plan of approximately $995 million, excluding ARO, is heavily weighted towards the lower-risk Utilities and is comprised primarily of ARP and system betterment projects that are anticipated to deliver stable and transparent rate base growth and strong risk-adjusted returns. The Company is allocating approximately 31 percent of AltaGas’ consolidated 2022 capital to ARPs in its Utilities business, representing approximately 40 percent of the total 2022 Utilities capital program. The Company expects to maintain its self-funding model in 2022 and fund its capital requirements through internally generated cash flows and existing financial capacity, with no expectation to issue equity. Asset sales will be considered on an opportunistic basis, and proceeds will be used to de-lever and strengthen the balance sheet and continue to increase financial flexibility and the margin of safety in the business.

Segment	Total Capital	Identified Projects
Utilities	78%	• Accelerated Pipe Replacement Programs • System Betterment • New Customer Additions
Midstream	~20%	• Maintenance, Safety and Reliability • Facility Optimization and Higher Utilization • New Business Development • Improvements in Environmental Stewardship
Corporate	~2%

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2021 ESG Report

Today, AltaGas also released its 2021 ESG Report. The report covers the Company’s enterprise-wide ESG performance data for 2020 and key highlights from 2021. The report also highlights the Company’s approach to ESG and outlines long-term goals related to climate, diversity and inclusion, and safety. This includes:

•	Reducing Scope 1 and 2 GHG emissions intensity 40 percent by 2030 from a 2019 baseline within the Midstream businesses and for our Utilities business, reducing Washington Gas’ Scope 1 and 2 GHG emissions by at least 30 percent by 2030 from a 2008 baseline while targeting to deliver at least 10 percent of fuel from low carbon sources by 2030.

•	Striving to achieve at least 40 percent female representation at vice president and above levels enterprise wide by 2030, while maintaining gender balance with at least 40% male representation.

•	Increasing overall diversity on the Board from 45% to 50% by 2025.

•	Improving Total Reportable Injury Frequency by 12 percent, from a 2020 base, focusing on continuous improvement and setting subsequent annual yearly goals to mark our journey to incident free operations.

As AltaGas continues to pursue operational excellence across the enterprise, the Company is committed to maintaining transparent and consistent reporting. The 2021 ESG report represents a significant advancement in the adoption of reporting and disclosure standards.

Select ESG Goals:

Climate	Diversity & Inclusion	Safety
Utilities Goals	Management Goals	TRIF Goal

•    Reduce Washington Gas’ Scope 1 and 2 absolute GHG emissions at least 30% by 2030 (from a 2008 baseline).

•    Deliver 10% of fuel from low carbon sources by 2030, with regulatory support and customer demand.

	• Strive to achieve at least 40% female representation at VP and above levels, enterprise-wide by 2030. • Maintain at least 40% male representation at VP and above levels, enterprise-wide.	• Reduce Total Recordable Injury Frequency (“TRIF”) 12% to 1.46 in 2022 (from a 2020 baseline).
Midstream Goals	Board Goals

•    Reduce Scope 1 and 2 GHG emissions intensity 40% by 2030 (from a 2019 baseline).

•    Reduce Scope 1 absolute emissions for the Harmattan Complex 15% by 2026 (from a 2019 baseline), our largest emitting facility within the Midstream platform.

• Strive to increase female and ethnic/racial diversity on the Board from 45% to 50% by 2025.

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CONFERENCE CALL AND WEBCAST DETAILS

The Company will host an Investor Day today, December 15, 2021. The event will be held virtually via webcast from Calgary, Alberta and Washington D.C. Members of AltaGas’ executive team will provide updates on the Company’s corporate vision, strategy and outlook, along with AltaGas’ near-term priorities and 2022 financial guidance.

•	Time: 8:00 a.m. MT (10:00 a.m. ET or 15:00 GMT London)

•	Webcast Registration: https://investorday.altagas.com/

•	Dial-in: U.S. and Canada Toll Free: (844) 776-0516

•	International: (646) 632-1756

•	Passcode: 7197381

The webcast, presentations and other materials will be available shortly after the conclusion of the event on AltaGas’ website at https://www.altagas.ca/invest/events-and-presentations.

ABOUT ALTAGAS

A Leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

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FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “guidance”, "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Company or any affiliate of the Company, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected delivery of resilient and compounding value for stakeholders while reducing carbon intensity; 2022 normalized EPS guidance of $1.80 - $1.95; 2022 normalized EBITDA guidance of $1.50 billion - $1.55 billion and expected drivers; anticipated self-funding capital program of $995 million in 2022 and anticipated allocations of capital by segment; expected timing to achieve Net Debt to normalized EBITDA of below 5.0x; long term goals for achieving reductions in GHG emissions; future dividend strategy, including anticipated CAGR in dividend through 2026; anticipated rate base CAGR through 2026 in the Utilities segment; anticipated normalized EBITDA growth in the Midstream segment through 2026; expectation that 2021 results will be in line with the 2021 guidance range; anticipated ability to deliver carbon-free solutions in the years ahead; focus on optimization of Midstream facilities; expectation that Utilities and Midstream businesses will more than offset the lost normalized EBITDA associated with the divestiture of the U.S. Transportation and Storage business; anticipated EBITDA by segment in 2022 and related drivers; future plans with regard to ESG reporting; and select ESG goals related to climate, diversity and inclusion and safety. Material assumptions include the U.S/Canadian dollar exchange rate, financing initiatives, the performance of the businesses underlying each sector; commodity prices; weather; frac spread; access to capital; timing and receipt of regulatory approvals; seasonality; planned and unplanned plant outages; timing of in-service dates of new projects and acquisition and divestiture activities; taxes; operational expenses; returns on investments; dividend levels; and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to COVID -19; health and safety risks; risks related to the integration of Petrogas; operating risks; regulatory risks; cyber security, information, and control systems; litigation risk; climate-related risks, including carbon pricing; changes in law; political uncertainty and civil unrest; infrastructure risks; service interruptions; decommissioning, abandonment and reclamation costs; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; transportation of petroleum products; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; delays in U.S. Federal Government budget appropriations; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; commitments associated with regulatory approvals for the acquisition of WGL; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes-Oxley Act; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2020 and set out in AltaGas’ other continuous disclosure documents..

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

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Non-GAAP Measures

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2021. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income (Loss) using net income (loss) adjusted for pre-tax depreciation and amortization, interest expense, and income tax expense (recovery). Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, unrealized losses (gains) on risk management contracts, gains on investments, gains on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions (reversal of provisions) on assets, provisions on investments accounted for by the equity method, foreign exchange gains, and accretion expenses related to asset retirement obligations. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized EPS is calculated as normalized net income divided by the average number of shares outstanding during the period. Normalized net income is calculated from the Consolidated Statements of Income (Loss) using net income (loss) applicable to common shares adjusted for transaction costs related to acquisitions and dispositions, unrealized losses (gains) on risk management contracts, non-controlling interest portion of non-GAAP adjustments, gains on investments, gains on sale of assets, provisions on assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, and provisions on investments accounted for by the equity method. Normalized net income per share is used by Management to enhance the comparability of AltaGas’ earnings, as these metrics reflect the underlying performance of AltaGas’ business activities.

Net debt is used by the Corporation to monitor its capital structure and financing requirements. It is also used as a measure of the Corporation’s overall financial strength and is presented to provide this perspective to analysts and investors. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt, less cash and cash equivalents.

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